EXHIBIT 8.1

Significant Subsidiaries

The following is a list of all of G. Willi-food International Ltd‘s significant subsidiaries, including the name, country of incorporation and proportion of ownership interest.

Name of the Company	Country of Incorporation	Percentage of Ownership Interest

Subsidiaries:

Gold Frost Ltd.	Israel	100%
Gold Frost Subsidiaries:
Willi-Food Quality Cheeses Ltd.	Israel	100%
Gold Frost Cheeses World Ltd.	Israel	100%
Gold Cheeses Ltd.	Israel	100%
Cheeses Farm Ltd.	Israel	100%
Willi-Frost Ltd.	Israel	100%

W.F.D. (import, marketing and trading) Ltd.	Israel	100%
WF Kosher Food Distributors Ltd. - Non Active	USA	100%